UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2 )*

                      INTERNET COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46057T408
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Craig D. Slater                                 Drake S. Tempest, Esq.
The Anschutz Corporation                        O'Melveny & Myers LLP
2400 Seventeenth Street                         The Citicorp Center
Denver, Colorado 80202                          153 East 53rd Street, 54th Floor
(303) 298-1000                                  New York, New York 10022-4611
                                                (212) 326-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 24, 1997
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 46057T408
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Interwest Group, Inc.
      84-0810486
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group                   a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Colorado
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,873,568*
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,873,568*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,873,568*
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      52.9%*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

* Assuming the closing of the transaction contemplated by the Stock Purchase Agreement and the exercise of the Warrants, as described in Item 5 hereto.


                                Page 2 of 8 Pages

                                 SCHEDULE 13D
CUSIP No. 46057T408
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Anschutz Company
      84-1179412
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group                   a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,873,568*
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,873,568*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,873,568*
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      52.9%*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

* Assuming the closing of the transaction contemplated by the Stock Purchase Agreement and the exercise of the Warrants, as described in Item 5 hereto.


                                Page 3 of 8 Pages

                                 SCHEDULE 13D
CUSIP No. 46057T408
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Philip F. Anschutz
      ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group                   a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,873,563*
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,873,563*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,873,563*
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      52.9%*
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

* Assuming the closing of the transaction contemplated by the Stock Purchase Agreement and the exercise of the Warrants, as described in Item 5 hereto.


                                Page 4 of 8 Pages

            This Amendment No. 2 to the Schedule 13D filed on September 27, 1996 by Interwest Group, Inc. ("Group"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), as amended by Amendment No. 1 to the Schedule 13D filed on January 9, 1997 (such Schedule 13D, as amended, the "Schedule 13D") relates to shares of Common Stock, no par value per share ("Common Stock"), of Internet Communications Corporation (the "Company") and amends Items 3, 4 and 5 of the
Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The information previously furnished in response to this item is amended to add the following:

            The approximately $3,000,000 necessary to consummate the transaction described in Item 4 below was provided by cash and short-term investments of Group.

ITEM 4. PURPOSE OF TRANSACTION

            The information previously furnished in response to this item is amended to add the following:

            On March 24, 1997, Group and the Company executed a Stock Purchase Agreement dated as of February 25, 1997 (the "Stock Purchase Agreement"), pursuant to which Group shall purchase from the Company 631,579 shares of Common Stock (the "Shares") at a price of $4.75 per Share and warrants (the "Warrants") to purchase an additional 63,158 shares of Common Stock (the "Warrant Shares"), on or before the date that is five years after the Closing Date (as defined below), at an exercise price of $5.70 per Warrant Share.

            The Stock Purchase Agreement contains standard representations and warranties, covenants and conditions. Conditions to the closing of the transactions contemplated by the Stock Purchase Agreement include that (i) all waiting, review or appeal periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have terminated or expired and (ii) Norwest Bank Colorado, N.A. ("Norwest"), shall have waived all defaults by the Company under the Company's credit agreement with Norwest and the loan covenants in such credit agreement shall have been renegotiated to the satisfaction of Group.

            The closing of the purchase of the Shares and Warrants (the "Closing Date") is expected to take place on the second business day after the conditions precedent to obligations of the parties under the Stock Purchase Agreement


                                Page 5 of 8 Pages
shall have been satisfied or waived, but in no event later than April 30, 1997. The Stock Purchase Agreement, which is incorporated herein by this reference (including the Form of Warrant, Form of First Amendment to Registration Rights Agreement (as defined below) and the other exhibits thereto), is set forth as Exhibit 1 hereto.

            In connection with the transactions contemplated by the Stock Purchase Agreement, the Company and Group have agreed to amend the Registration Rights Agreement pursuant to a First Amendment to Registration Rights Agreement to provide that the Shares and the Warrant Shares constitute "Registrable Securities" thereunder and to provide to Group one additional demand registration right.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            The information previously furnished in response to this item is amended to read as follows:

            As of the date hereof, Group may be deemed to be the direct beneficial owner, and AC and Anschutz may be deemed to be indirect beneficial owners, of 2,178,831 shares of Common Stock. Based upon the number of shares of Common Stock that were issued and outstanding on March 21, 1997 such number of shares of Common Stock is equal to approximately 46.0% of the number of shares of Common Stock outstanding then.

            Based on the number of shares of Common Stock outstanding on March 21, 1997, and assuming the closing of the transactions contemplated by the Stock Purchase Agreement and the issuance to Group of the Shares pursuant thereto, on the Closing Date Group, AC and Anschutz would own 2,810,410 shares of Common Stock, or approximately 52.3% of the shares of Common Stock that would be outstanding after giving effect to the issuance of such Shares. In addition, based on the number of shares of Common Stock outstanding on March 21, 1997, and assuming the closing of the transactions contemplated by the Stock Purchase Agreement and the issuance to Group of the Shares pursuant thereto and the issuance to Group of the Warrant Shares upon exercise of the Warrant, on the Closing Date Group, AC and Anschutz would own 2,873,568 shares of Common Stock, or approximately 52.9% of the shares of Common Stock that would be outstanding after giving effect to the issuance of such Shares and such Warrant Shares.

            The Note previously disclosed in Item 4 of the Schedule 13D has been repaid by the Company, and accordingly neither Group, AC nor Anschutz may be deemed to be the beneficial owner of the Conversion Shares.


                                Page 6 of 8 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 3, 1997


INTERWEST GROUP, INC.


By   /s/ THOMAS G. KUNDERT
     --------------------------------
   Thomas G. Kundert, Treasurer

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 3, 1997


ANSCHUTZ COMPANY


By   /s/ PHILIP F. ANSCHUTZ
     --------------------------------
   Philip F. Anschutz

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 3, 1997


PHILIP F. ANSCHUTZ


  /S/ PHILIP F. ANSCHUTZ
     --------------------------------

                                  EXHIBIT INDEX

Exhibit 1:        Stock Purchase Agreement dated as of February
                  25, 1997 between Internet Communications
                  Corporation and Interwest Group, Inc.